FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985


The Company was notified today that Credit Suisse First Boston, through its subsidiaries listed below, had a notifiable interest as at 14 March 2005 in 530,662,461 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.74% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black
Assistant Secretary
HSBC Holdings plc


Letter to HSBC Holdings plc dated 16 March 2005 from Andrew Veasey, Director, Equities Compliance, Credit Suisse First Boston (Europe) Limited



 " Dear Sirs


HSBC Holdings plc (the "Company")


This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 14 March 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the
Company:

 1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 3,470,534 shares. CSFBEL is interested in 3,411,245 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

 2. Credit Suisse First Boston International ("CSFBi"): 187,023,868 shares.

 3. Credit Suisse First Boston (Hong Kong) Limited ("CSFBHK"): 339,748,849 shares.

 4. Credit Suisse First Boston LLC ("CSFBLLC"): 414,160 shares.

 5. Credit Suisse First Boston Capital LLC ("CSFBC"): 5,050 shares

CSFB now holds a total interest of 530,662,461 shares being equivalent to approximately 4.74% of the issued share capital of the Company.


CSFBEq, CSFBi, CSFBHK, CSFBLLC, CSFBC and CSFBEL are members of the Credit Suisse First Boston group of companies ("CSFB"). Those group companies which are direct or indirect holding companies of CSFBEq, CSFBi, CSFBHK, CSFBLLC, CSFBC and CSFBEL are each interested by attribution in any shares in which CSFBEq, CSFBi, CSFBHK , CSFBLLC, CSFBC and CSFBEL are interested.


Yours faithfully

Andrew Veasey
Director - Equities Compliance"


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 March 2005